As filed with the Securities and Exchange Commission on September 16, 2011
Registration Nos. 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GREAT SOUTHERN BANCORP, INC.
(Exact name of registrant as specified in its charter)

Maryland	43-1524856
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1451 E. Battlefield Springfield, Missouri 65804 (417) 887-4400 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joseph W. Turner President and Chief Executive Officer Great Southern Bancorp, Inc. 1451 E. Battlefield Springfield, Missouri 65804 (417) 887-4400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy of communications to:
Marianne E. Roche Silver, Freedman & Taff, L.L.P. 3299 K Street, N.W., Suite 100 Washington, D.C. 20007 (202) 295-4536 (202) 337-5502 (fax)

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [__]
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[__]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [__]
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [__]
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [__]
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER UNIT	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE	AMOUNT OF REGISTRATION FEE

Senior Non-Cumulative Perpetual Preferred Stock, Series A	57,943 shares	$1,000.00(1)	$57,943,000	$6,727.18
Depositary Shares (2)	---	---	---	---
Total			$57,943,000	$6,727.18

(1)
Represents the liquidation preference amount per share of the preferred stock being registered for resale (the “SBLF Preferred Stock”), which we sold to the Secretary of the Treasury (“Treasury”) pursuant to Treasury’s Small Business Lending Fund program.

(2)
In the event Treasury requests that we deposit the shares of SBLF Preferred Stock with a depositary pursuant to a depositary arrangement, depositary shares evidencing fractional shares of the SBLF Preferred Stock may be sold pursuant to this registration statement in lieu of whole shares of SBLF Preferred Stock.

_____________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated September __, 2011

PROSPECTUS

Great Southern Bancorp, Inc.

57,943 Shares of Senior Non-Cumulative Perpetual Preferred Stock, Series A,
Liquidation Preference Amount $1,000 per Share
(or Depositary Shares Evidencing Fractional Interests in Such Shares)

This prospectus relates to 57,943 shares of our Senior Non-Cumulative Perpetual Preferred Stock, Series A, liquidation preference amount $1,000 per share, or, in the event such shares are deposited with a depositary as described in this prospectus, depositary shares evidencing fractional interests in such shares.  The shares of the SBLF Preferred Stock were issued by us on August 18, 2011 to the Secretary of the Treasury (“Treasury”) as part of the United States Department of the Treasury’s Small Business Lending Fund program in a private placement exempt from the registration requirements of the Securities Act of 1933.

The selling securityholders who may sell or otherwise dispose of the securities offered by this prospectus include Treasury and any other holders of the securities covered by this prospectus to whom Treasury has transferred its registration rights in accordance with the terms of the securities purchase agreement between us and Treasury.  The selling securityholders may offer the securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, at prevailing market prices, at prices related to prevailing market prices or at negotiated prices.  If these securities are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions, if any.  We will not receive any proceeds from the sale of securities by the selling securityholders.

The Preferred Stock is not currently listed on any established securities exchange or quotation system and we do not intend to seek such a listing for these securities.

_______________

The securities offered by this prospectus are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
_______________

Investing in the securities offered by this prospectus involves risks.  See “Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _______     , 2011.

TABLE OF CONTENTS

Page
ABOUT THIS PROSPECTUS	iii
WHERE YOU CAN FIND MORE INFORMATION	iii
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	iii
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	iv
PROSPECTUS SUMMARY	1
RISK FACTORS	2
USE OF PROCEEDS	15
CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENT	16
REGULATORY CONSIDERATIONS	16
DESCRIPTION OF SBLF PREFERRED STOCK	17
DESCRIPTION OF DEPOSITARY SHARES	23
DESCRIPTION OF CAPITAL STOCK	23
SELLING SECURITYHOLDERS	27
PLAN OF DISTRIBUTION	27
LEGAL MATTERS	29
EXPERTS	29

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration, or continuous offering, process.  Under this process, the selling securityholders may from time to time sell or otherwise dispose of the securities described in this prospectus in one or more offerings.

You should rely only on the information contained or incorporated by reference in this prospectus and any supplement to this prospectus.  We have not, and the selling securityholders have not, authorized anyone to provide you with information different from that contained in this prospectus.  The selling securityholders are offering to sell, and seeking offers to buy, our securities only in jurisdictions where it is lawful to do so.  The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities.  Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained or incorporated by reference in this prospectus is correct as of any time subsequent to the date of such information.

All references in this prospectus to “we,” “us,” “our” or similar references mean Great Southern Bancorp, Inc. and its consolidated subsidiaries and all references in this prospectus to “Great Southern Bancorp” mean Great Southern Bancorp, Inc. excluding its subsidiaries, in each case unless otherwise expressly stated or the context otherwise requires.  When we refer to “Great Southern Bank” in this prospectus, we mean our subsidiary, Great Southern Bank, a Missouri-chartered trust company (the equivalent of a commercial bank charter).  We sometimes refer to Great Southern Bank as the “Bank.”

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on its public reference room.  Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information in documents we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically supersede this information.  We incorporate by reference the documents listed below and any documents we file with the SEC after the date of this prospectus under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act, and before the date that the offering of securities by means of this prospectus is completed (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•
our Annual Report on Form 10-K for the year ended December 31, 2010, including the information we incorporated by reference in our Form 10-K from our definitive proxy statement for our 2011 Annual Meeting of Stockholders (filed on April 7, 2011);

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011; and

•
our Current Reports on Form 8-K filed on January 27, 2011, February 3, 2011, February 22, 2011, March 16, 2011, April 26, 2011, May 6, 2011, May 16, 2011, July 27, 2011, August 1, 2011, August 10, 2011, and August 18, 2011.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or calling us at Great Southern Bancorp, Inc., Attention: Investor Relations, 1451 East Battlefield, Springfield. Missouri 65804-9009, telephone: (417) 887-4400.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act.

Forward-looking statements, which are based on certain assumptions and describe our future goals, plans, strategies, and expectations, are generally identified by use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “seek,” “strive,” “try,” or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.  Our ability to predict results or the actual effects of our plans or strategies is inherently uncertain, and we can give no assurance that our plans, intentions or expectations will be achieved or realized.  Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus or any document incorporated by reference.  Important factors that could cause actual results to differ materially from our forward-looking statements include, but are not limited to, the following:

•
expected cost savings, synergies and other benefits from our merger and acquisition activities, might not be realized within the anticipated time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected;

•	changes in economic conditions, either nationally or in our market areas;

•	fluctuations in interest rates;

•
the risks of lending and investing activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses;

•	the possibility of other-than-temporary impairments of securities held in our securities portfolio;

•	our ability to access cost-effective funding;

•	fluctuations in real estate values and both residential and commercial real estate market conditions;

•	demand for loans and deposits in our market areas;

•
legislative or regulatory changes that adversely affect our business, including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act and its implementing regulations, and the new overdraft protection regulations and customers’ responses thereto;

•	monetary and fiscal policies of the Federal Reserve Board and the U.S. Government and other governmental initiatives affecting the financial services industry;

•	results of examinations by our regulators, including the possibility that the regulators may, among other things, require us to increase our allowance for loan losses or to write-down assets;

•	costs and effects of litigation, including settlements and judgments; and

•	competition.

Some of these and other factors are discussed in this prospectus under the caption “Risk Factors” and elsewhere in this prospectus and in the incorporated documents.  The development of any or all of these factors could have an adverse impact on our financial position and our results of operations.

Any forward-looking statements are based upon management’s beliefs and assumptions at the time they are made.  We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise.  In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this prospectus or the incorporated documents might not occur, and you should not put undue reliance on any forward-looking statements.

v

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus.  As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our securities.  You should read this entire prospectus, including the “Risk Factors” section, and the documents incorporated by reference, which are described under “Incorporation of Certain Documents by Reference.”

Great Southern Bancorp, Inc.

Great Southern Bancorp, Inc. is a bank holding company and financial holding company incorporated under the laws of the State of Maryland.  We conduct our business primarily through our wholly owned subsidiary, Great Southern Bank, a Missouri-chartered trust company (the equivalent of a commercial bank charter) that was originally formed in 1923.  Headquartered in Springfield, Missouri, the Bank operates 76 retail banking centers located in southwestern and central Missouri; the Kansas City, Missouri area; the St. Louis, Missouri area; eastern Kansas; northwestern Arkansas; eastern Nebraska and western and central Iowa.  The Bank also serves lending needs through loan production offices in Overland Park, Kansas; Rogers, Arkansas and St. Louis, Missouri.  The Bank is primarily engaged in the business of originating residential and commercial real estate loans, construction loans, other commercial loans and consumer loans and funding these loans through deposits attracted from the general public, brokered deposits and borrowings from the Federal Home Loan Bank of Des Moines and other sources.  The Bank and its subsidiaries also offer insurance, travel, discount brokerage and related services.

Great Southern Bancorp is subject to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and Great Southern Bank is subject to regulation by the Missouri Division of Finance and the Federal Deposit Insurance Corporation (the “FDIC”).  As of June 30, 2011, we had total consolidated assets of $3.4 billion, total net loans of $1.9 billion, total deposits of $2.6 billion and total stockholders’ equity of $314.4 million.

Our common stock is traded on the NASDAQ Global Select Market under the ticker symbol “GSBC.”  Our executive offices are located at 1451 East Battlefield, Springfield, Missouri 65804, and our telephone number at that address is (417) 887-4400.

Securities Being Offered

On August 18, 2011, pursuant to the Small Business Lending Fund (“SBLF”) program of the United States Department of the Treasury, we sold to the Secretary of the Treasury (“Treasury”) 57,943 shares of our Senior Non-Cumulative Perpetual Preferred Stock, Series A (the “SBLF Preferred Stock”), liquidation preference amount $1,000 per share, for an aggregate purchase price of $57,943,000.  The issuance of the SBLF Preferred Stock was completed in a private placement exempt from the registration requirements of the Securities Act.  We were required under the terms of the related securities purchase agreement between us and Treasury to register for resale the shares of the SBLF Preferred Stock.  This registration includes depositary shares, representing fractional interests in the SBLF Preferred Stock, which may be resold pursuant to this prospectus in lieu of whole shares of SBLF Preferred Stock in the event Treasury requests that we deposit the SBLF Preferred Stock held by Treasury with a depositary under a depositary arrangement entered into in accordance with the securities purchase agreement.  See “Description of Depositary Shares.”  The terms of the SBLF Preferred Stock are described under “Description of SBLF Preferred Stock.”  The securities purchase agreement between us and Treasury was attached as Exhibit 10.1 to our Current Report on Form 8-K filed on August 18, 2011, which report is incorporated into this prospectus by reference.  See “Incorporation of Certain Documents By Reference.”

RISK FACTORS

An investment in our securities is subject to certain risks. You should carefully review the following risk factors and other information contained in this prospectus and the documents incorporated by reference before deciding whether an investment in our securities is suited to your particular circumstances.  The risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. In that event, the value of our securities could decline, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ materially from those discussed in these forward-looking statements.

Risks Relating to the Company and the Bank
Difficult market conditions and economic trends have adversely affected our industry and our business.
The United States experienced a severe economic recession in 2008 and 2009.  While economic growth has resumed recently, the rate of this growth has been slow and unemployment remains at very high levels.  Many lending institutions, including us, have experienced declines in the performance of their loans, including construction loans and commercial real estate loans.  In addition, the values of real estate collateral supporting many loans have declined and may continue to decline.  Bank and bank holding company stock prices have been negatively affected, as has the ability of banks and bank holding companies to raise capital and borrow in the debt markets compared to recent years.  These conditions may have a material adverse effect on our financial condition and results of operations.  In addition, as a result of the foregoing factors, there is a potential for new laws and regulations regarding lending and funding practices and capital and liquidity standards, and bank regulatory agencies have been and are expected to continue to be very aggressive in responding to concerns and trends identified in examinations.

Adverse developments in the financial industry and the impact of new legislation and regulations in response to those developments could restrict our business operations, including our ability to originate loans, and adversely impact our results of operations and financial condition.  Overall, during the past few years, the general business environment has had an adverse effect on our business.  Until there is a sustained improvement in conditions, we expect our business, financial condition and results of operations to be adversely affected.

Since our business is primarily concentrated in the Southwest Missouri area, including the Springfield metropolitan area and Branson, a downturn in the Springfield or Branson economies may adversely affect our business.

Our lending and deposit gathering activities historically have been concentrated primarily in the Springfield and Branson, Missouri areas. Our success depends heavily on the general economic condition of Springfield and Branson and their surrounding areas.  Although we believe the economy in these areas has been favorable relative to other areas, we do not know whether these conditions will continue.  Our greatest concentration of loans and deposits is in the Greater Springfield area.  With a population of approximately 420,000, the Greater Springfield area is the third largest metropolitan area in Missouri.

Another large concentration of loans contiguous to Springfield is in the Branson area.  The region is a vacation and entertainment center, attracting tourists to its lakes, theme parks, resorts, country music and novelty shows and other recreational facilities.  The Branson area experienced rapid growth in the early 1990s, with stable to slightly negative growth trends occurring in the late 1990s and into the early 2000s.  Branson experienced growth again in the late 2000s as a result of a large retail, hotel, and convention center project which has been constructed in Branson’s historic downtown.  In addition, several large national retailers have opened new stores in Branson.  In 2010 and 2011, Branson experienced some negative growth trends with fewer visitors and the closing of some motels and shows.  At June 30, 2011, approximately 10.2% of our loan portfolio consisted of loans to borrowers in or secured by properties in the two-county region that includes the Branson area.

In addition to the concentrations in the southwest Missouri area, we also have a concentration of loans to borrowers in or secured by properties in the St. Louis, Missouri metropolitan area.  At June 30, 2011, approximately 18.2% of our loan portfolio consisted of loans secured by apartments, condominiums, residential and commercial land developments, industrial revenue bonds and other types of commercial properties in the St. Louis, Missouri metropolitan area.

With the FDIC-assisted transactions that were completed in 2009, we now have additional concentrations of loans in Western and Central Iowa and in Eastern Kansas.  The loans acquired in the FDIC-assisted transactions are subject to loss sharing agreements with the FDIC.

Adverse changes in regional and general economic conditions could reduce our growth rate, impair our ability to collect loans, increase loan delinquencies, increase problem assets and foreclosures, increase claims and lawsuits, decrease demand for our products and services, and decrease the value of collateral for loans, especially real estate, thereby having a material adverse effect on our financial condition and results of operations.

Our loan portfolio possesses increased risk due to our relatively high concentration of commercial and residential construction, commercial real estate, multi-family and other commercial loans.

Our commercial and residential construction, commercial real estate, multi-family and other commercial loans accounted for approximately 66.0% of our total loan portfolio as of June 30, 2011.  Generally, we consider these types of loans to involve a higher degree of risk compared to first mortgage loans on one- to four-family, owner-occupied residential properties.  At June 30, 2011, we had $216.0 million of loans secured by apartments, $118.3 million of loans secured by healthcare facilities, $129.0 million of loans secured by motels, $103.4 million of loans secured by retail-related projects, $94.7 million of loans secured by office/warehouse facilities and $61.1 million of loans secured by residential subdivisions, which are particularly sensitive to certain risks, including the following:

•	large loan balances owed by a single borrower;

•	payments that are dependent on the successful operation of the project; and

•	loans that are more directly impacted by adverse conditions in the real estate market or the economy generally.

The risks associated with construction lending include the borrower’s inability to complete the construction process on time and within budget, the sale of the project within projected absorption periods, the economic risks associated with real estate collateral, and the potential of a rising interest rate environment.  These loans may include financing the development and/or construction of residential subdivisions.  This activity may involve financing land purchases, infrastructure development (e.g., roads, utilities, etc.), as well as construction of residences or multi-family dwellings for subsequent sale by the developer/builder.  Because the sale of developed properties is critical to the success of the developer’s business, loan repayment may be especially subject to the volatility of real estate market values.  Management has established underwriting and monitoring criteria to help minimize the inherent risks of commercial real estate construction lending.  However, there is no guarantee that these controls and procedures will reduce losses on this type of lending.

Commercial and multi-family real estate lending typically involves higher loan principal amounts and the repayment of the loans generally is dependent, in large part, on the successful operation of the property securing the loan or the business conducted on the property securing the loan.  Other commercial loans are typically made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business or investment.  These loans may therefore be more adversely affected by conditions in the real estate markets or in the economy generally.  For example, if the cash flow from the borrower’s project is reduced due to leases not being obtained or renewed, the borrower’s ability to repay the loan may be impaired.  In addition, many commercial and multi-family real estate loans are not fully amortized over the loan period, but have balloon payments due at maturity.  A borrower’s ability to make a balloon payment typically will depend on being able to either refinance the loan or complete a timely sale of the underlying property.

We plan to continue to originate commercial real estate and construction loans based on economic and market conditions.  In the current economic situation, we do not anticipate that there will be significant demand for these types of loans in the near term.  Because of the increased risks related to these types of loans, we may determine it necessary to increase the level of our provision for loan losses.  Increased provisions for loan losses would adversely impact our operating results.

A slowdown in the residential or commercial real estate markets may adversely affect our earnings and liquidity position.

The overall credit quality of our construction loan portfolio is impacted by trends in real estate values.  We continually monitor changes in key regional and national economic factors because changes in these factors can impact our residential and commercial construction loan portfolio and the ability of our borrowers to repay their loans.  Across the United States over the past few years, the residential real estate market has experienced significant adverse trends, including accelerated price depreciation and rising delinquency and default rates, and weaknesses have arisen in the commercial real estate market as well.  The conditions in the residential real estate market have led to significant increases in loan delinquencies and credit losses as well as higher provisioning for loan losses which in turn have had a negative effect on earnings for many banks across the country.  Likewise, we have also experienced loan delinquencies in our construction loan portfolio.  The current slowdown in both the residential and the commercial real estate markets could continue to negatively impact real estate values and the ability of our borrowers to liquidate properties.  Despite reduced sales prices, the lack of liquidity in the real estate market and tightening of credit standards within the banking industry may continue to diminish all sales, further reducing our borrowers’ cash flows and weakening their ability to repay their debt obligations to us.  As a result, we may experience a further material adverse impact on our financial condition and results of operations.

Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.

Lending money is a substantial part of our business.  However, every loan we make carries a certain risk of non-payment.  This risk is affected by, among other things:

•	cash flows of the borrower and/or the project being financed;

•	in the case of a collateralized loan, the changes and uncertainties as to the future value of the collateral;

•	the credit history of a particular borrower;

•	changes in economic and industry conditions; and

•	the duration of the loan.

We maintain an allowance for loan losses that we believe reflects a reasonable estimate of known and inherent losses within the loan portfolio.  We make various assumptions and judgments about the collectability of our loan portfolio.  Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio, the collateral supporting the loans and performance of customers relative to their financial obligations with us.  The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed current estimates.  Growing loan portfolios are, by their nature, unseasoned.  As a result, estimating loan loss allowances for growing portfolios is more difficult, and may be more susceptible to changes in estimates, and to losses exceeding estimates, than more seasoned portfolios.  We cannot fully predict the amount or timing of losses or whether the loss allowance will be adequate in the future.  Excessive loan losses and significant additions to our allowance for loan losses could have a material adverse impact on our financial condition and results of operations.

In addition, the Bank’s regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs.  Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities might have a material adverse effect on our financial condition and results of operations.

We may be adversely affected by interest rate changes.

Our earnings are largely dependent upon our net interest income.  Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds.  Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board.  Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but these changes could also affect our ability to originate loans and obtain deposits, the fair values of our financial assets and liabilities and the average duration of our loan and mortgage-backed securities portfolios.  If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected.  Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

We generally seek to maintain a neutral position in terms of the volume of assets and liabilities that mature or re-price during any period.  As such, we have adopted asset and liability management strategies to attempt to minimize the potential adverse effects of changes in interest rates on net interest income, primarily by altering the mix and maturity of loans, investments and funding sources, including interest rate swaps, so that it may reasonably maintain its net interest income and net interest margin.  However, interest rate fluctuations, the level and shape of the interest rate yield curve, maintaining excess liquidity levels, loan prepayments, loan production and deposit flows are constantly changing and influence the ability to maintain a neutral position.  Accordingly, we may not be successful in maintaining a neutral position and, as a result, our net interest margin may be adversely impacted.

The value of the securities in our investment securities portfolio may be negatively affected by continued disruptions in securities markets.

The market for some of the investment securities held in our portfolio has become increasingly volatile in recent years. Volatile market conditions may detrimentally affect the value of these securities, such as through reduced valuations due to the perception of heightened credit and liquidity risks.  There can be no assurance that the declines in market value associated with these disruptions will not result in other-than-temporary or permanent impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our financial condition and results of operations.

Conditions in the financial markets may limit our access to additional funding to meet our liquidity needs.

Liquidity is essential to our business, as we must maintain sufficient funds to respond to the needs of depositors and borrowers.  An inability to raise funds through deposits, borrowings, the sale or pledging as collateral of loans and other assets could have a substantial adverse effect on our liquidity.  Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general.  Factors that could negatively affect our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or regulatory action against us.  Our ability to borrow could also be impaired by factors that are not specific to us, such as severe disruption of the financial markets or negative news and expectations about the prospects for the financial services industry as a whole.

Our operations depend upon our continued ability to access brokered deposits and Federal Home Loan Bank advances.

Due to the high level of competition for deposits in our markets, from time to time, we utilize a sizable amount of certificates of deposit obtained through deposit brokers and advances from the Federal Home Loan Bank of Des Moines to help fund our asset base.  Brokered deposits are marketed through national brokerage firms that solicit funds from their customers for deposit in banks, including our bank.  Brokered deposits and Federal Home Loan Bank advances may generally be more sensitive to changes in interest rates and volatility in the capital markets than retail deposits attracted through our branch network, and our reliance on these sources of funds increases the sensitivity of our portfolio to these external factors.  Our brokered deposits and Federal Home Loan Bank advances totaled $65.7 and $151.9 million at June 30, 2011, compared with $144.5 million and $153.5 million at December 31, 2010.  Although brokered deposits have decreased substantially since the end of 2008 and compared to previous years, we expect to continue to reduce our reliance on brokered deposits.  However, we do expect to continue to utilize brokered deposits from time to time as a supplemental funding source.  In addition to these brokered deposit totals at June 30, 2011 and December 31, 2010, Great Southern Bank had customer deposits totaling $244.4 million and $218.8 million, respectively, in the CDARS program, which allows Bank customers to maintain balances in an insured manner that would otherwise exceed the FDIC deposit insurance limit.  The FDIC considers these customer accounts to be brokered deposits due to the fees paid in the CDARS program.

Bank regulators can restrict our access to these sources of funds in certain circumstances.  For example, if the Bank’s regulatory capital ratios declined below the “well-capitalized” status, banking regulators would require the Bank to obtain their approval prior to obtaining or renewing brokered deposits.  The regulators might not approve our acceptance of brokered deposits in amounts that we desire or at all. In addition, the availability of brokered deposits and the rates paid on these brokered deposits may be volatile as the balance of the supply of and the demand for brokered deposits changes.  Market credit and liquidity concerns may also impact the availability and cost of brokered deposits.  Similarly, Federal Home Loan Bank advances are only available to borrowers that meet certain conditions.  If Great Southern Bank were to cease meeting these conditions, our access to Federal Home Loan Bank advances could be significantly reduced or eliminated.

Certain Federal Home Loan Banks, including the Federal Home Loan Bank of Des Moines, have experienced lower earnings from time to time and paid out lower dividends to their members.  Future problems at the Federal Home Loan Banks may impact the collateral necessary to secure borrowings and limit the borrowings extended to its member banks, as well as require additional capital contributions by its member banks.  Should this occur, our short term liquidity needs could be negatively impacted.  Should Great Southern Bank be restricted from using Federal Home Loan Bank advances due to weakness in the system or with the Federal Home Loan Bank of Des Moines, Great Southern Bank may be forced to find alternative funding sources.  These alternative funding sources may include the utilization of lines of credit with third party banks or the Federal Reserve Bank along with seeking other lines of credit, borrowing under repurchase agreement lines, increasing deposit rates to attract additional funds, accessing additional brokered deposits, or selling loans or investment securities in order to maintain adequate levels of liquidity.  At June 30, 2011, the Bank owned $11.2 million of stock in the Federal Home Loan Bank of Des Moines, which declared and paid annualized dividends approximating 2.50% (including a 2.00% special dividend) during the fiscal year of 2010 and 3.00% during the first six months of 2011.  The Federal Home Loan Bank of Des Moines may eliminate or reduce dividend payments at any time in the future in order for it to maintain or restore its retained earnings.

Higher FDIC deposit insurance premiums and assessments could significantly increase our non-interest expense.

FDIC insurance premiums have increased significantly in recent years, and we may pay higher FDIC premiums in the future.  Recent bank failures have substantially depleted the insurance fund of the FDIC and reduced the fund's ratio of reserves to insured deposits.  The FDIC also implemented a special assessment equal to five basis points of each insured depository institution's assets minus Tier 1 capital as of June 30, 2009.  We recorded an expense of $1.7 million in the second quarter of 2009 for this special assessment.  In November 2009, the FDIC amended its assessment regulations to require insured depository institutions to prepay their estimated quarterly regular risk-based assessments for the fourth quarter of 2010, and for all of 2010, 2011, and 2012, on

December 30, 2009.  We prepaid $13.2 million, which will be expensed in the normal course of business throughout this three-year period.

The FDIC’s Temporary Liquidity Guarantee Program, or TLGP, has expired, but guarantees made by the FDIC on certain debt under the TLGP remain in effect through December 31, 2012.  To the extent that assessments under the TLGP are insufficient to cover any loss or expenses of the FDIC arising from the TLGP, the FDIC is authorized to impose an emergency special assessment on all FDIC-insured depository institutions.

Our strategy of pursuing acquisitions exposes us to financial, execution and operational risks that could adversely affect us.

We pursue a strategy of supplementing internal growth by acquiring other financial institutions that we believe will help us fulfill our strategic objectives and enhance our earnings.  There are risks associated with this strategy, however, including the following:

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We may be exposed to potential asset quality issues or unknown or contingent liabilities of the banks or businesses we acquire.  If these issues or liabilities exceed our estimates, our earnings and financial condition may be adversely affected;

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Prices at which acquisitions can be made fluctuate with market conditions.  We have experienced times during which acquisitions could not be made in specific markets at prices our management considered acceptable and expect that we will experience this condition in the future in one or more markets;

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The acquisition of other entities generally requires integration of systems, procedures and personnel of the acquired entity in order to make the transaction economically feasible. This integration process is complicated and time consuming and can also be disruptive to the customers of the acquired business. If the integration process is not conducted successfully and with minimal effect on the acquired business and its customers, we may not realize the anticipated economic benefits of particular acquisitions within the expected time frame, and we may lose customers or employees of the acquired business.  We may also experience greater than anticipated customer losses even if the integration process is successful;

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Great Southern Bank entered into loss-sharing agreements with the FDIC as part of the TeamBank, N.A. and Vantus Bank transactions.  These loss-sharing agreements require that Great Southern Bank follow certain servicing procedures as specified in the agreement.  A failure to follow these procedures or any other breach of the agreement by Great Southern Bank could result in the loss of FDIC reimbursement of losses on covered loans and other real estate owned, which could have a material negative effect on our financial condition and results of operations;

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To finance an acquisition, we may borrow funds, thereby increasing our leverage and diminishing our liquidity, or raise additional capital, which could dilute the interests of our existing stockholders; and

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We completed two significant acquisitions in 2009 and have opened additional banking offices in recent years that enhanced our rate of growth.  We may not be able to continue to sustain our past rate of growth or to grow at all in the future.

Our growth or future losses may require us to raise additional capital in the future, but that capital may not be available when it is needed or the cost of that capital may be very high.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations.  In addition, we may elect to raise additional capital to support the growth of our business or to finance acquisitions, if any, or we may elect to raise additional capital for other reasons.   Should we be required by regulatory authorities or otherwise elect to raise additional capital, we may seek to do so through the issuance of, among other things, our common stock or securities convertible into our common stock, which could dilute your ownership interest in Great Southern Bancorp.

Our ability to raise additional capital, if needed or desired, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial condition and performance.  Accordingly, we cannot make assurances of our ability to raise additional capital if needed or desired, or if the terms will be acceptable to us.  If we cannot raise additional capital when needed or desired, our ability to further expand our operations through internal growth and acquisitions could be materially impaired and our financial condition and liquidity could be materially adversely affected.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face substantial competition in all phases of our operations from a variety of different competitors.  Our future growth and success will depend on our ability to compete effectively in this highly competitive environment.  To date, we have grown our business successfully by focusing on our geographic market and emphasizing the high level of service and responsiveness desired by our customers.  We compete for loans, deposits and other financial services with other commercial banks, thrifts, credit unions, consumer finance companies, insurance companies and brokerage firms.  Many of our competitors offer products and services that we do not offer, and many have substantially greater resources, name recognition and market presence that benefit them in attracting business.  In addition, larger competitors (including certain nationwide banks that have a significant presence in our market area) may be able to price loans and deposits more aggressively than we do, and smaller and newer competitors may also be more aggressive in terms of pricing loan and deposit products than us in order to obtain a larger share of the market.  As we have grown, we have become dependent from time to time on outside funding sources, including funds borrowed from the Federal Home Loan Bank of Des Moines and brokered deposits, where we face nationwide competition.  Some of the financial institutions and financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on insured depositary institutions and their holding companies.  As a result, these non-bank competitors have certain advantages over us in accessing funding and in providing various services.

We also experience competition from a variety of institutions outside of our market areas.  Some of these institutions conduct business primarily over the Internet and may thus be able to realize certain cost savings and offer products and services at more favorable rates and with greater convenience to certain customers.

Our business may be adversely affected by the highly regulated environment in which we operate, including the various capital adequacy guidelines we are required to meet.

We are subject to extensive federal and state legislation, regulation, examination and supervision.  Recently enacted, proposed and future legislation and regulations have had, will continue to have, or may have an adverse effect on our business and operations.  For example, a federal rule which took effect on July 1, 2010 prohibits a financial institution from automatically enrolling customers in overdraft protection programs, on ATM and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service.  This new rule adversely affected our non-interest income and may continue to adversely affect the results of our operations by reducing the amount of our non-interest income.

Our success depends on our continued ability to maintain compliance with the various regulations to which we are subject.  Some of these regulations may increase our costs and thus place other financial institutions in stronger, more favorable competitive positions.  We cannot predict what restrictions may be imposed upon us with future legislation.

Great Southern Bancorp and the Bank are required to meet certain regulatory capital adequacy guidelines and other regulatory requirements imposed by the Federal Reserve Board, the FDIC and the Missouri Division of Finance.  If Great Southern Bancorp or the Bank fails to meet these minimum capital guidelines and other regulatory requirements, our financial condition and results of operations could be materially and adversely affected and could compromise the status of Great Southern Bancorp as a financial holding company.

Financial reform legislation enacted in 2010 will, among other things, tighten capital standards, create a new Consumer Financial Protection Bureau and result in new regulations that are expected to increase our costs of operations.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law.  This new law will significantly change the current bank regulatory structure and affect the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies.  The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations, and to prepare numerous studies and reports for Congress.  The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for many months or years.

Among the many requirements in the Dodd-Frank Act for new banking regulations is a requirement for new capital regulations to be adopted within 18 months.  These regulations must be at least as stringent as, and may call for higher levels of capital than, current regulations.  Generally, trust preferred securities will no longer be eligible as Tier 1 capital, but the Company’s currently outstanding trust preferred securities will be grandfathered.  The SBLF Preferred Stock will continue to qualify as Tier 1 capital.

Certain provisions of the Dodd-Frank Act are expected to have a near term impact on us.  For example, effective July 21, 2011, the Dodd-Frank Act eliminated the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest bearing checking accounts.  Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense.  The Dodd-Frank Act also permanently increases the general limit on deposit insurance for banks to $250,000 and non-interest bearing transaction accounts and IOLTA accounts have unlimited deposit insurance through December 31, 2012.

The Dodd-Frank Act requires publicly traded companies to give stockholders a non-binding vote on executive compensation and so-called "golden parachute" payments, and authorizes the Securities and Exchange Commission to promulgate rules that would allow stockholders to nominate their own candidates using a company's proxy materials.  The legislation also directs the federal banking regulators to issue rules prohibiting incentive compensation that encourages inappropriate risks.

The Dodd-Frank Act creates a new Bureau of Consumer Financial Protection with broad powers to supervise and enforce consumer protection laws.  The Bureau will have broad rule-making authority for a wide range of consumer protection laws that apply to all banks, including the authority to prohibit "unfair, deceptive or abusive acts and practices."

Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on the Company.  However, compliance with this new law and its implementing regulations will result in additional operating costs that could have a material adverse effect on our financial condition and results of operations.

Our exposure to operational risks may adversely affect us.

Similar to other financial institutions, we are exposed to many types of operational risk, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, the risk that sensitive customer or Bank data is compromised, unauthorized transactions by employees or operational errors, including clerical or record-keeping errors.  If any of the events underlying these risks occur, it could result in material adverse consequences for us.

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services.  Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations.  Many of our competitors have substantially greater resources to invest in technological improvements.  We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our clients.

As a service to our clients, we currently offer an Internet PC banking product.  Use of this service involves the transmission of confidential information over public networks.  We cannot be sure that advances in computer capabilities, new discoveries in the field of cryptography or other developments will not result in a compromise or breach in the commercially available encryption and authentication technology that we use to protect our clients' transaction data.  If we were to experience such a breach or compromise, we could suffer losses and our operations could be adversely affected.

Our accounting policies and methods impact how we report our financial condition and results of operations. Application of these policies and methods may require management to make estimates about matters that are uncertain.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations.  Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with generally accepted accounting principles and reflect management’s judgment of the most appropriate manner to report our financial condition and results of operations.  In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances yet might result in our reporting materially different amounts than would have been reported under a different alternative.   These accounting policies are critical to presenting our financial condition and results of operations.  They may require management to make difficult, subjective or complex judgments about matters that are uncertain.  Materially different amounts could be reported under different conditions or using different assumptions.

Changes in accounting standards could materially impact our consolidated financial statements.

The accounting standard setters, including the Financial Accounting Standards Board, Securities and Exchange Commission and other regulatory bodies, from time to time may change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements.  These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations.  In some cases, we could be required to apply a new or revised standard retroactively, resulting in changes to previously reported financial results, or a cumulative charge to retained earnings.

Our controls and procedures may be ineffective.

We regularly review and update our internal controls, disclosure controls and procedures and corporate governance policies and procedures. As a result, we may incur increased costs to maintain and improve our controls and procedures.  Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls or procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations or financial condition.

Risks Relating to our Common Stock and the SBLF Preferred Stock

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell our common stock when you want or at prices you find attractive.

We cannot predict how our common stock will trade in the future. The market value of our common stock will likely continue to fluctuate in response to a number of factors including the following, most of which are beyond our control, as well as the other factors described in this “Risk Factors” section:

•	actual or anticipated quarterly fluctuations in our operating and financial results;

•	developments related to investigations, proceedings or litigation that involve us;

•	changes in financial estimates and recommendations by financial analysts;

•	dispositions, acquisitions and financings;

•	actions of our current stockholders, including sales of common stock by existing stockholders and our directors and executive officers;

•	fluctuations in the stock price and operating results of our competitors;

•	regulatory developments; and

•	other developments related to the financial services industry.

The market value of our common stock may also be affected by conditions affecting the financial markets in general, including price and trading fluctuations.  These conditions may result in (i) volatility in the level of, and fluctuations in, the market prices of stocks generally and, in turn, our common stock and (ii) sales of substantial amounts of our common stock in the market, in each case that could be unrelated or disproportionate to changes in our operating performance.  These broad market fluctuations may adversely affect the market value of our common stock.  Our common stock also has a low average daily trading volume relative to many other stocks, which may limit an investor’s ability to quickly accumulate or divest themselves of large blocks of our stock. This can lead to significant price swings even when a relatively small number of shares are being traded.

There may be future sales of additional common stock or other dilution of our equity, which may adversely affect the market price of our common stock.

We are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities.  The market value of our common stock could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market or the perception that such sales could occur.

Our board of directors is authorized to cause us to issue additional common stock, as well as classes or series of preferred stock, generally without any action on the part of the stockholders.  In addition, the board has the power, generally without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, dissolution or winding-up of our business and other terms.  If we issue preferred stock in the future that has a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding-up, or if we issue preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market value of the common stock could be adversely affected.

The warrant we issued to the Treasury in the TARP program may be dilutive to holders of our common stock.

At the time we sold preferred stock to the Treasury in the TARP program in 2008, we also issued to Treasury a warrant for 909,091 shares of common stock, which represented approximately 6.3% of the shares of our common stock outstanding as of June 30, 2011 (including the shares issuable upon exercise of the warrant in total shares outstanding).  The warrant exercise price is at $9.57 per share as compared to our common stock price of $16.12 as of September 13, 2011.  The warrant was not repurchased in connection with the repurchase of the TARP preferred stock; however, pursuant to the TARP agreement with Treasury we are seeking to repurchase the warrant through private negotiations or in a possible future auction of the warrant by Treasury.  If a third party acquires the warrant in that auction, the exercise of the warrant would dilute the ownership and voting power of our other stockholders.

Regulatory and contractual restrictions may limit or prevent us from paying dividends on and repurchasing our common stock.

Great Southern Bancorp is an entity separate and distinct from its principal subsidiary, Great Southern Bank, and derives substantially all of its revenue in the form of dividends from that subsidiary.  Accordingly, Great Southern Bancorp is and will be dependent upon dividends from the Bank to pay the principal of and interest on its indebtedness, to satisfy its other cash needs and to pay dividends on its common and preferred stock.  The Bank’s ability to pay dividends is subject to its ability to earn net income and to meet certain regulatory requirements.  In the event the Bank is unable to pay dividends to Great Southern Bancorp, Great Southern Bancorp may not be able to pay dividends on its common or preferred stock.  Also, Great Southern Bancorp’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors.

Under the terms of the SBLF Preferred Stock and the securities purchase agreement between us and the Treasury in connection with the SBLF transaction our ability to pay dividends on or repurchase our common stock is subject to a limit requiring us generally not to reduce our Tier 1 capital from the level on the SBLF closing date by more than 10%.  In addition, if we fail to pay an SBLF dividend, there are further restrictions on our ability to pay dividends on or repurchase our common stock.  See “Description of SBLF Preferred Stock - Restrictions on Dividends and Repurchases” in this prospectus.  In addition, as described below in the next risk factor, the terms of our outstanding junior subordinated debt securities prohibit us from paying dividends on or repurchasing our common stock at any time when we have elected to defer the payment of interest on such debt securities or certain events of default under the terms of those debt securities have occurred and are continuing.  These restrictions, together with the potentially dilutive impact of the warrant we issued to the U.S. Treasury described above, could have a negative effect on the value of our common stock.  Moreover, holders of our common stock are entitled to receive dividends only when, as and if declared by our board of directors.  Although we have historically paid cash dividends on our common stock, we are not required to do so and our board of directors could reduce, suspend or eliminate our common stock cash dividend in the future.

If we defer payments of interest on our outstanding junior subordinated debt securities or if certain defaults relating to those debt securities occur, we will be prohibited from declaring or paying dividends or distributions on, and from making liquidation payments with respect to, our common stock.

As of June 30, 2011, we had outstanding $30.9 million aggregate principal amount of junior subordinated debt securities issued in connection with the sale of trust preferred securities by certain of our subsidiaries that are statutory business trusts.  We have also guaranteed those trust preferred securities.  There are currently two separate series of these junior subordinated debt securities outstanding, each series having been issued under a separate indenture and with a separate guarantee.  Each of these indentures, together with the related guarantee, prohibits us, subject to limited exceptions, from declaring or paying any dividends or distributions on, or redeeming, repurchasing, acquiring or making any liquidation payments with respect to, any of our capital stock (including the SBLF Preferred Stock and our common stock) at any time when (i) there shall have occurred and be continuing an event of default under the indenture or any event, act or condition that with notice or lapse of time or both would constitute an event of default under the indenture; or (ii) we are in default with respect to payment of any obligations under the related guarantee; or (iii) we have deferred payment of interest on the junior subordinated debt securities outstanding under that indenture. In that regard, we are entitled, at our option but subject to certain conditions, to defer payments of interest on the junior subordinated debt securities of each series from time to time for up to five years.

Events of default under each indenture generally consist of our failure to pay interest on the junior subordinated debt securities outstanding under that indenture under certain circumstances, our failure to pay any principal of or premium on such junior subordinated debt securities when due, our failure to comply with certain covenants under the indenture, and certain events of bankruptcy, insolvency or liquidation relating to us or Great Southern Bank.

As a result of these provisions, if we were to elect to defer payments of interest on any series of junior subordinated debt securities, or if any of the other events described in clause (i) or (ii) of the first paragraph of this risk factor were to occur, we would be prohibited from declaring or paying any dividends on the SBLF Preferred Stock and our common stock, from redeeming, repurchasing or otherwise acquiring any of the SBLF Preferred Stock or our common stock, and from making any payments to holders of the SBLF Preferred Stock or our common stock in the event of our liquidation, which would likely have a material adverse effect on the market value of our common stock.  Moreover, without notice to or consent from the holders of our common stock or the SBLF Preferred Stock, we may issue additional series of junior subordinated debt securities in the future with terms similar to those of our existing junior subordinated debt securities or enter into other financing agreements that limit our ability to purchase or to pay dividends or distributions on our capital stock, including our common stock.

The voting limitation provision in our charter could limit your voting rights as a holder of our common stock.

Our charter provides that any person or group who acquires beneficial ownership of our common stock in excess of 10.0% of the outstanding shares may not vote the excess shares.  Accordingly, if you acquire beneficial ownership of more than 10.0% of the outstanding shares of our common stock, your voting rights with respect to the common stock will not be commensurate with your economic interest in our company.

Anti-takeover provisions could adversely impact our stockholders.

Provisions in our charter and bylaws, the corporate law of the State of Maryland and federal regulations could delay or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or otherwise adversely affect the market price of any class of our equity securities, including our common stock.  These provisions include: a prohibition on voting shares of common stock beneficially owned in excess of 10.0% of total shares outstanding, supermajority voting requirements for certain business combinations with any person who beneficially owns 10.0% or more of our outstanding common stock; the election of directors to staggered terms of three years; advance notice requirements for nominations for election to our board of directors and for proposing matters that stockholders may act on at stockholder meetings, a requirement that only directors may fill a vacancy in our board of directors, and supermajority voting requirements to remove any of our directors.  Our charter also authorizes our board of directors to issue preferred stock, and preferred stock could be issued as a defensive measure in response to a takeover proposal.  In addition, because we are a bank holding company, purchasers of 10.0% or more of our common stock may be required to obtain approvals under the Change in Bank Control Act of 1978, as amended, or the Bank Holding Company Act of 1956, as amended (and in certain cases such approvals may be required at a lesser percentage of ownership).  Specifically, under regulations adopted by the Federal Reserve Board, (a) any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of our common stock and (b) any person other than a bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 10.0% or more of our common stock.

These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock.  These provisions also could discourage proxy contests and make it more difficult for holders of our common stock to elect directors other than the candidates nominated by our board of directors.

Our SBLF Preferred Stock impacts net income available to our common stockholders and earnings per common share.

The dividends declared on our SBLF Preferred Stock reduce the net income available to common stockholders and our earnings per common share.  The SBLF Preferred Stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of Great Southern Bancorp.

An active trading market for the SBLF Preferred Stock might not develop.

The SBLF Preferred Stock is not currently listed on any securities exchange and we do not anticipate listing the SBLF Preferred Stock on an exchange.  There can be no assurance that an active trading market for the SBLF Preferred Stock will develop, or, if developed, that an active trading market will be maintained.  If an active market is not developed or sustained, the market value and liquidity of the SBLF Preferred Stock may be adversely affected.

Dividends on the SBLF Preferred Stock are non-cumulative.

Dividends on the SBLF Preferred Stock are non-cumulative and payable only out of lawfully available funds.  Consequently, if our board of directors does not authorize and declare a dividend on the SBLF Preferred Stock for any dividend period, holders of the SBLF Preferred Stock will not be entitled to receive any such dividend, and such unpaid dividend will not accrue and will not be payable, regardless of whether dividends are declared for any subsequent dividend period.

Holders of the SBLF Preferred Stock have limited voting rights.

Until and unless we fail to pay full dividends on the SBLF Preferred Stock for six or more dividend periods, whether or not consecutive, and the aggregate liquidation preference amount of the then-outstanding shares of SBLF Preferred Stock is at least $25.0 million, the holders of the SBLF Preferred Stock will have no voting rights except with respect to certain fundamental changes in the terms of the SBLF Preferred Stock and except as may be required by law.  If dividends on the SBLF Preferred Stock are not paid in full for six dividend periods, whether or not consecutive, and if the aggregate liquidation preference amount of the then-outstanding shares of SBLF Preferred Stock is at least $25.0 million, the total number of positions on the Great Southern Bancorp Board of Directors will automatically increase by two and the holders of the SBLF Preferred Stock, acting as a single class, will have the right, but not the obligation, to elect two individuals to serve in the new director positions.  This right and the terms of such directors will end when we have paid full dividends for at least four consecutive dividend periods.  See “Description of SBLF Preferred Stock - Voting Rights.”  Based on the current number of members of the Great Southern Bancorp Board of Directors (eight), directors elected by the holders of the common stock would have a controlling majority of the Board and would be able to take any action approved by them notwithstanding any objection by the directors elected by the holders of the SBLF Preferred Stock.  If full dividends have not been paid on the SBLF Preferred Stock for five or more dividend periods, we must invite a representative selected by the holders of a majority of the outstanding shares of SBLF Preferred Stock, voting as a single class, to attend all meetings of our Board of Directors in a nonvoting observer capacity.  Any such representative would not be obligated to attend any Board meeting to which he or she is invited, and this right will end when we have paid full dividends for at least four consecutive dividend periods.

The SBLF Preferred Stock might be junior in rights and preferences to our future preferred stock.

Subject to the written consent of Treasury, if Treasury holds any shares of SBLF Preferred Stock, or the holders of a majority of the outstanding shares of the SBLF Preferred Stock, voting as a single class, if Treasury does not hold any shares of the SBLF Preferred Stock, as well as any other vote of stockholders required by law, we may issue preferred stock in the future, the terms of which are expressly senior to the SBLF Preferred Stock. The terms of any such future preferred stock expressly senior to the SBLF Preferred Stock may restrict dividend payments on the SBLF Preferred Stock. For example, the terms of any such senior preferred stock may provide that, unless full dividends for all of our outstanding preferred stock senior to the SBLF Preferred Stock have been paid for the relevant periods, no dividends will be paid on the SBLF Preferred Stock, and no shares of the SBLF Preferred Stock may be repurchased, redeemed, or otherwise acquired by us.  This could result in dividends on the SBLF Preferred Stock not being paid when contemplated.  In addition, in the event of our liquidation, dissolution or winding-up, the terms of the senior preferred stock may prohibit us from making payments on the SBLF Preferred Stock until all amounts due to holders of the senior preferred stock in such circumstances are paid in full.

The SBLF Preferred Stock is equity and is subordinate to all of our existing and future indebtedness; regulatory restrictions may limit or prevent us from paying dividends on the SBLF Preferred Stock; and the SBLF Preferred Stock places no limitations on the amount of indebtedness we and our subsidiaries may incur in the future.

Shares of the SBLF Preferred Stock are equity interests in Great Southern Bancorp and do not constitute indebtedness.  As such, the SBLF Preferred Stock, like our common stock, ranks junior to all indebtedness and other non-equity claims on Great Southern Bancorp with respect to assets available to satisfy claims on Great Southern Bancorp, including in a liquidation of Great Southern Bancorp.  Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the SBLF Preferred Stock, as with our common stock, (1) dividends are payable only when, as and if authorized and declared by, our Board of Directors and depend on, among other things, our results of operations, financial condition, debt service requirements, other cash needs and any other factors our Board of Directors deems relevant, and (2) as a Maryland corporation, under Maryland law we are subject to restrictions on payments of dividends out of lawfully available funds.  See “Regulatory Considerations.”

In addition, the SBLF Preferred Stock does not limit the amount of debt or other obligations we or our subsidiaries may incur in the future. Accordingly, we and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the SBLF Preferred Stock or to which the SBLF Preferred Stock will be structurally subordinated.

The dividend rate on the SBLF Preferred Stock will fluctuate initially from 1% to 5% based on our level of “Qualified Small Business Lending,” or “QSBL,” as compared to our “baseline” level.  The cost of the capital we received from the SBLF Preferred Stock will increase significantly if the level of our “QSBL” as of September 30, 2013 does not represent an increase from our “baseline” level.  This cost also will increase significantly if we have not redeemed the SBLF Preferred Stock before the fourth anniversary of the SBLF transaction.

The per annum dividend rate on the SBLF Preferred Stock can fluctuate on a quarterly basis during the first 10 quarters during which the SBLF Preferred Stock is outstanding, based upon changes in the amount of “QSBL” (as defined in “Description of SBLF Preferred Stock – Dividends -- Rate”) by the Bank from a “baseline” level (the average of the Bank’s quarter-end QSBL for the four quarters ended June 30, 2010, which was $152.6 million).  The dividend rate for the initial dividend period (which ends on September 30, 2011) is 5%, and the dividend rate for the second dividend period (which will end on December 31, 2011) will be 2.5692663%.   For the third dividend period through the tenth dividend period, the dividend rate may be adjusted to between one percent and five percent, to reflect the amount of percentage change in the Bank’s level of QSBL from the baseline level to the level as of the end of the second quarter preceding the dividend period in question.  For the eleventh dividend period to the fourth anniversary of the SBLF transaction, the dividend rate will be fixed at between 1% and 5%, based upon the percentage increase in QSBL from the baseline level to the level as of the end of the ninth dividend period (i.e., as of September 30, 2013); however, if there is no increase in QSBL from the baseline level to the level as of the end of the ninth dividend period (or if QSBL has decreased during that time period), the dividend rate will be fixed at 7.0%.  From and after the fourth anniversary of the SBLF transaction, the dividend rate will be fixed at 9.0%, regardless of the level of QSBL.  Depending on our financial condition at the time, any such increases in the dividend rate could have a material negative effect on our liquidity.

USE OF PROCEEDS

All securities sold pursuant to this prospectus will be sold by the selling securityholders and we will not receive the proceeds from such sales.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENT

Our historical consolidated ratios of earnings to fixed charges and preferred stock dividend requirement for the periods indicated, both including and excluding interest on deposits, are set forth in the table below.  The ratio of earnings to fixed charges and preferred stock dividend requirement is computed by dividing (i) income from continuing operations before income taxes and fixed charges by (ii) the sum of total fixed charges and (pre-tax) preferred stock dividend requirement. For purposes of computing these ratios, fixed charges excluding interest on deposits represents interest expense on Federal Home Loan Bank advances and other borrowed funds and fixed charges including interest on deposits represents all interest expense.  The only preferred stock outstanding during the periods below consisted of preferred stock that we issued to Treasury pursuant to the TARP Capital Purchase Program during the fourth quarter of 2008 and redeemed concurrently with the issuance of the SBLF Preferred Stock.

Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirement
	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006

Including interest on deposits	1.64x	1.50x	1.53x	2.30x	0.88x	1.47x	1.55x

Excluding interest on deposits	3.03x	2.91x	2.99x	6.29x	0.33x	3.69x	3.95x

REGULATORY CONSIDERATIONS

Our principal subsidiary, Great Southern Bank, is a Missouri-chartered trust company (the equivalent of a commercial bank charter) and is subject to regulation and supervision by the Missouri Division of Finance and the FDIC.  As the holding company for the Bank, we are a bank loan holding company and financial holding company subject to regulation and supervision by the Federal Reserve Board.

Because we are a holding company, our rights and the rights of our creditors, including the holders of the debt securities, preferred stock and common stock we are offering under this prospectus, to participate in the assets of any of our subsidiaries upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary.

In addition, dividends, loans and advances from Great Southern Bank are restricted by federal and state statutes and regulations.  The FDIC and the Missouri Division of Finance can limit Great Southern Bank’s payment of dividends based on, among other factors, the maintenance of adequate capital for the Bank.

Under Maryland law, Great Southern Bancorp is generally prohibited from paying a dividend or making any other distribution if, after making such distribution, it would be unable to pay its indebtedness as the indebtedness becomes due in the usual course of business, or if its total assets would be less than the sum of its total liabilities plus the amount that would be needed if it were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

In addition, there are various statutory and regulatory limitations on the extent to which Great Southern Bank can finance us or otherwise transfer funds or assets to us, whether in the form of loans, extensions of credit, investments or asset purchases.  These extensions of credit and other transactions involving Great Southern Bank and us are limited in amount to 10% of Great Southern Bank’s capital and surplus and, with respect to us and any nonbanking subsidiaries, to an aggregate of 20% of Great Southern Bank’s capital and surplus.  Furthermore, loans and extensions of credit are required to be secured in specified amounts and are required to be on terms and conditions consistent with safe and sound banking practices.

For a discussion of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries, and specific information relevant to us, you should refer to our most recent Annual Report on Form 10-K and the subsequent quarterly and current reports filed by us with the SEC pursuant to the Exchange Act, which are incorporated by reference in this prospectus.  This regulatory framework is intended primarily for the protection of depositors and the deposit insurance fund that insures deposits of banks, rather than for the protection of security holders.

Changes to the laws and regulations applicable to us or our subsidiaries can affect the operating environment of bank holding companies and their subsidiaries in substantial and unpredictable ways.  We cannot accurately predict whether those changes in laws and regulations will occur, and, if those changes occur, the ultimate effect they would have upon our or our subsidiaries’ financial condition or results of operations.

DESCRIPTION OF SBLF PREFERRED STOCK

This section summarizes specific terms and provisions of the SBLF Preferred Stock.  The description of the SBLF Preferred Stock contained in this section is qualified in its entirety by the actual terms of the SBLF Preferred Stock, as are stated in the articles supplementary to our charter, a copy of which was attached as Exhibit 3.1 to our Current Report on Form 8-K filed on August 18, 2011, which report is incorporated by reference into this prospectus.  See “Incorporation of Certain Documents by Reference.”

General

The SBLF Preferred Stock constitutes a single series of our preferred stock, consisting of 57,943 shares, par value $0.01 per share, having a liquidation preference amount of $1,000 per share.  The SBLF Preferred Stock has no maturity date.  We issued the shares of SBLF Preferred Stock to Treasury on August 18, 2011 in connection with the SBLF program for a purchase price of $57,943,000.

Dividends

General.  Dividends on the SBLF Preferred Stock are payable quarterly in arrears, when, as and if authorized and declared by our Board of Directors out of legally available funds, on a non-cumulative basis, on the $1,000 per share liquidation preference amount.  Dividends are payable on January 1, April 1, July 1 and October 1 of each year, beginning October 1, 2011.

Each dividend will be payable to holders of record as they appear on our stock register on the applicable record date, which will be the 15th calendar day immediately preceding the related dividend payment date (whether or not a business day), or such other record date determined by our board of directors that is not more than 60 nor less than ten days prior to the related dividend payment date.  Each period from and including a dividend payment date (or from and including the date of the issuance of the SBLF Preferred Stock, in the case of the initial dividend period) to but excluding the following dividend payment date is referred to as a “dividend period.”  Dividends payable for each dividend period are computed on the basis of a 360-day year consisting of four 90-day quarters, and actual days elapsed over a 90-day quarter.  If a scheduled dividend payment date falls on a day that is not a business day, the dividend payment will be postponed to the next day that is a business day and no additional dividends will accrue as a result of that postponement.  The term “business day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York or the District of Columbia generally are authorized or required by law or other governmental actions to close.

Rate.  The per annum dividend rate, as a percentage of the liquidation amount, can fluctuate on a quarterly basis during the first ten quarters during which the SBLF Preferred Stock is outstanding, based upon changes in the amount of “Qualified Small Business Lending” or “QSBL” (as defined below) by the Bank from the “Baseline” (as defined below).  The dividend rate for the initial dividend period (which ends on September 30, 2011) is 5%, and the dividend rate for the second dividend period (which will end on December 31, 2011) will be 2.5692663%.  For the third dividend period through the tenth dividend period after the issuance date, the dividend rate may be adjusted to between 1% and 5%, to reflect the change in the Bank’s level of QSBL from the Baseline to the level as of the end of the second dividend period preceding the dividend period in question.  For the eleventh dividend period after the issuance date to four and one half years after the issuance date, the dividend rate will be fixed at between 1% and

5%, based upon the increase in QSBL from the Baseline to the level as of the end of the ninth dividend period (i.e., as of September 30, 2013), or will be fixed at 7% if there is no increase or there is a decrease in QSBL from the Baseline to the level as of the end of the ninth dividend period.  From and after four and one-half years from the issuance date, the dividend rate will be fixed at nine percent (9%), regardless of the amount of QSBL.

Any reduction in the dividend rate to below five percent prior to the four and one-half year anniversary of the issuance date will not apply to the portion of the aggregate liquidation amount of the then-outstanding shares of SBLF Preferred Stock that is greater than the amount of the increase in QSBL from the Baseline.  Dividends on any portion of the aggregate liquidation amount of the then-outstanding shares of SBLF Preferred Stock that is in excess of the amount of the increase in the amount of QSBL from the Baseline will be payable at five percent per annum until the four and one-half year anniversary of the issuance date, resulting in a blended dividend rate that will apply to each outstanding share of SBLF Preferred Stock.  As noted above, from and after the four and one-half year anniversary of the issuance date, the dividend rate applicable to each outstanding share of SBLF Preferred Stock will be nine percent, regardless of the amount of QSBL.

“Qualified Small Business Lending,” or “QSBL,” is defined as the sum of all lending by the Bank of the following types:

(i)            commercial and industrial loans;

(ii)           owner-occupied, nonfarm, nonresidential real estate loans;

(iii)          loans to finance agricultural production and other loans to farmers; and

(iv)           loans secured by farmland;

and, within these loan categories, excluding (A) any loan or group of loans to the same borrower and its affiliates with an original principal or commitment amount greater than $10 million or that is made to a borrower that had (or whose ultimate parent company had)  more than $50 million in revenues during the most recent fiscal year ended as of the date of origination; (B) to the extent not included in (A) or (C), the portion of any loans guaranteed by the U.S. Small Business Administration, any other U.S. Government agency, or a U.S. Government-sponsored enterprise; and (C) to the extent not included in (A) or (B), the portion of any loans held by the Bank for which the risk is assumed by a third party (e.g., the portion of loans that have been participated), while, further, adding to the amount determined above the cumulative amount of net charge-offs with respect to QSBL as measured since June 30, 2010.

The “Baseline” is defined as the average of the Bank’s quarter-end QSBL for the four quarters ended June 30, 2010.  The Bank’s “Baseline” is $152,567,000.

Non-Cumulative.  Dividends on the SBLF Preferred Stock will be non-cumulative.  If for any reason our Board of Directors does not declare a dividend on the SBLF Preferred Stock for a particular dividend period, then the holders of the SBLF Preferred Stock will have no right to receive any dividend for that dividend period, and we will have no obligation to pay a dividend for that dividend period.  We must, however, within five calendar days, deliver to the holders of the SBLF Preferred Stock a written notice executed by our Chief Executive Officer and Chief Financial Officer stating our board of directors’ rationale for not declaring dividends.  Our failure to pay a dividend on the SBLF Preferred Stock also will restrict our ability to pay dividends on and repurchase other classes and series of our stock.  See “- Restrictions on Dividends and Repurchases.”

When dividends have not been declared and paid in full on the SBLF Preferred Stock for an aggregate of four or more dividend periods, and during that time we were not subject to a regulatory determination that prohibits the declaration and payment of dividends, we must, within five calendar days of each missed payment, deliver to the holders of the SBLF Preferred Stock a certificate executed by at least a majority of the members of our board of directors stating that the board used its best efforts to declare and pay such dividends in a manner consistent with safe and sound banking practices and the directors’ fiduciary obligations.  In addition, our failure to pay dividends on the SBLF Preferred Stock for five or more dividend periods will give the holders of the SBLF Preferred Stock the right to appoint a non-voting observer on our Board of Directors, and our failure to pay dividends on the SBLF Preferred Stock for six or more dividend periods will give the holders of the SBLF Preferred Stock the right to elect two directors.  See “- Voting Rights.”

No Sinking Fund.  There is no sinking fund with respect to dividends on the SBLF Preferred Stock.

Restrictions on Dividends and Repurchases

Restrictions on Dividends.  So long as the SBLF Preferred Stock remains outstanding, we may declare and pay dividends on our common stock, any other shares of Junior Stock (as defined below) or Parity Stock (as defined below) only if after giving effect to the dividend, our Tier 1 capital would be at least equal to the Tier 1 Dividend Threshold (as defined below) and full dividends on all outstanding shares of SBLF Preferred Stock for the most recently completed dividend period have been or are contemporaneously declared and paid.

If a dividend is not declared and paid in full on the SBLF Preferred Stock for any dividend period, then from the last day of that dividend period until the last day of the third dividend period immediately following it, no dividend or distribution may be declared or paid on our common stock or any other shares of Junior Stock (other than dividends payable solely in shares of Common Stock) or Parity Stock; provided, however, that in any such dividend period in which a dividend is declared and paid on the SBLF Preferred Stock, dividends may be paid on Parity Stock to the extent necessary to avoid any material covenant breach.

The “Tier 1 Dividend Threshold” means 90% of 272,747,865, which is Great Southern Bancorp’s consolidated Tier 1 capital as of June 30, 2011, less the $58 million in TARP preferred stock then-outstanding and repaid on August 18, plus the $57,943,000 in SBLF Preferred Stock issued and minus the net loan charge-offs by the Bank since August 18, 2011.  The Tier 1 Dividend Threshold is subject to reduction, beginning on the first day of the eleventh dividend period following the date of issuance of the SBLF Preferred Stock, by $5,794,300 (ten percent of the aggregate liquidation amount of the SBLF Preferred Stock initially issued, without regard to any subsequent partial redemptions) for each one percent increase in QSBL from the Baseline level to the ninth dividend period.

“Junior Stock” means our common stock and any other class or series of our stock the terms of which expressly provide that it ranks junior to the SBLF Preferred Stock as to dividend and redemption rights and/or as to rights on liquidation, dissolution or winding up of Great Southern Bancorp.  We currently have no outstanding class or series of stock constituting Junior Stock other than our common stock.

“Parity Stock” means any class or series of our stock, other than the SBLF Preferred Stock, the terms of which do not expressly provide that such class or series will rank senior or junior to the SBLF Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of Great Southern Bancorp, in each case without regard to whether dividends accrue cumulatively or non-cumulatively.  We currently have no outstanding class or series of stock constituting Parity Stock.

Restrictions on Repurchases.  So long as the SBLF Preferred Stock remains outstanding, we may repurchase or redeem shares of Capital Stock (as defined below) only if (i) after giving effect to such repurchase or redemption, our Tier 1 capital would be at least equal to the Tier 1 Dividend Threshold and (ii) dividends on all outstanding shares of SBLF Preferred Stock for the most recently completed dividend period have been or are contemporaneously declared and paid (or have been declared and a sum sufficient for payment has been set aside for the benefit of the holders of the SBLF Preferred Stock as of the applicable record date).

If a dividend is not declared and paid on the SBLF Preferred Stock for any dividend period, then from the last day of that dividend period until the last day of the third dividend period immediately following it, neither we nor any of our subsidiaries may redeem, purchase or acquire any shares of our common stock, Junior Stock, Parity Stock or other capital stock or other equity securities of any kind of ours or of any of our subsidiaries, or any trust preferred securities issued by us or by any of our affiliates (“Capital Stock”), (other than (i) redemptions, purchases, repurchases or other acquisitions of the SBLF Preferred Stock and (ii) repurchases of common stock or other Junior

Stock in connection with the administration of any employee benefit plan in the ordinary course of business (including purchases to offset any Share Dilution Amount (as defined below) pursuant to a publicly announced repurchase plan) and consistent with past practice; provided that any purchases to offset the Share Dilution Amount may not exceed the Share Dilution Amount, (iii) the acquisition by us or by any of our subsidiaries of record ownership in Junior Stock or Parity Stock for the beneficial ownership of any other persons (other than us or any of our subsidiaries), including as trustees or custodians, (iv) the exchange or conversion of Junior Stock for or into other Junior Stock or of Parity Stock or trust preferred securities for or into other Parity Stock (with the same or lesser aggregate liquidation amount) or Junior Stock, in each case solely to the extent required pursuant to binding agreements entered into prior to August 18, 2011 or any subsequent agreement for the accelerated exercise, settlement or exchange of these types of securities for our common stock, (v) redemptions of securities held by us or by any of our wholly owned subsidiaries or (vi) redemptions, purchases or other acquisitions of capital stock or other equity securities of any kind of any of our subsidiaries required pursuant to binding agreements entered into prior to August 18, 2011.

“Share Dilution Amount” means the increase in the number of diluted shares outstanding (determined in accordance with accounting principles generally accepted in the United States (“GAAP”) applied on a consistent basis, and as measured from December 31, 2010) resulting from the grant, vesting or exercise of equity-based compensation to employees and equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Great Southern Bancorp, holders of the SBLF Preferred Stock will be entitled to receive for each share of SBLF Preferred Stock, out of the assets of Great Southern Bancorp or proceeds available for distribution to our stockholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock and any other class or series of our stock ranking junior to the SBLF Preferred Stock, payment of an amount equal to the sum of (i) the $1,000 liquidation preference amount per share and (ii) the amount of any accrued and unpaid dividends on the SBLF Preferred Stock.  To the extent the assets or proceeds available for distribution to stockholders are not sufficient to fully pay the liquidation payments owing to the holders of the SBLF Preferred Stock and the holders of any other class or series of our stock ranking equally with the SBLF Preferred Stock, the holders of the SBLF Preferred Stock and such other stock will share ratably in the distribution.

For purposes of the liquidation rights of the SBLF Preferred Stock, neither a merger or consolidation of Great Southern Bancorp with another entity nor a sale, lease or exchange of all or substantially all of Great Southern Bancorp’s assets will constitute a liquidation, dissolution or winding up of the affairs of Great Southern Bancorp.

Redemption and Repurchases

Subject to the approval of the Federal Reserve Board, the SBLF Preferred Stock is redeemable at our option in whole or in part at any time and from time to time.  In addition, if there is a change in the law that modifies the terms of Treasury’s investment in the SBLF Preferred Stock or the terms of Treasury’s SBLF program in a materially adverse respect for us, we may, after consultation with the Federal Reserve Board, redeem all of the shares of SBLF Preferred Stock.  The per share redemption price will be equal to the sum of the liquidation preference amount per share of $1,000 plus the per share amount of any unpaid dividends for the then current dividend period to, but excluding, the date of redemption (regardless of whether any dividends are actually declared for that dividend period).

To exercise the redemption right described above, we must give notice of the redemption to the holders of record of the SBLF Preferred Stock by first class mail, not less than 30 days and not more than 60 days before the date of redemption.  The notice of redemption given to a holder of SBLF Preferred Stock must state: (i) the redemption date; (ii) the number of shares of SBLF Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; and (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price.  In the case of a partial redemption of the SBLF Preferred Stock, the shares to be redeemed will be selected either pro rata or in such other manner as our Board of Directors or a committee of the Board determines to be fair and equitable, provided that shares representing at least 25% of the aggregate liquidation amount of the SBLF Preferred Stock are redeemed.

Shares of SBLF Preferred Stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the SBLF Preferred Stock.

No Conversion Rights

Holders of the SBLF Preferred Stock have no right to exchange or convert their shares into common stock or any other securities.

Voting Rights

The holders of the SBLF Preferred Stock do not have voting rights other than those described below, except to the extent from time to time required by law.

If dividends on the SBLF Preferred Stock have not been declared and paid in full within five business days after each dividend payment date for an aggregate of five or more dividend periods, whether or not consecutive, we must invite a representative selected by the holders of a majority of the outstanding shares of SBLF Preferred Stock, voting as a single class, to attend all meetings of our Board of Directors in a nonvoting observer capacity and give such representative copies of all notices, minutes, consents, and other materials that we provide to our directors in connection with such meetings.  The holders of the SBLF Preferred Stock are not obligated to select such a representative, and such a representative, if selected, is not obligated to attend any meeting to which he or she is invited.  This right of the holders of the SBLF Preferred Stock will terminate when full dividends have been timely paid for at least four consecutive dividend periods, subject to re-vesting in the event we again fail to declare and pay dividends in full on the SBLF Preferred Stock for five or more dividend periods.

If dividends on the SBLF Preferred Stock have not been declared and paid in full within five business days after each dividend payment date for an aggregate of six or more dividend periods, whether or not consecutive, and (ii) the aggregate liquidation preference of the then-outstanding shares of SBLF Preferred Stock is at least $25,000,000, the authorized number of directors of Great Southern Bancorp will automatically be increased by two and the holders of the SBLF Preferred Stock, voting as a single class, will have the right, but not the obligation, to elect two directors (the “Preferred Directors”) to fill such newly created directorships at the next annual meeting of stockholders of Great Southern Bancorp (or, if the next annual meeting is not yet scheduled or is scheduled to occur more than 30 days later, the President of Great Southern Bancorp must promptly call a special meeting for that purpose) and at each subsequent annual meeting of stockholders until full dividends have been timely paid on the SBLF Preferred Stock for at least four consecutive dividend periods, at which time this right will terminate, subject to re-vesting in the event we again fail to declare and pay dividends in full on the SBLF Preferred Stock for six or more dividend periods.  It will be a qualification for election of any Preferred Director that the election of such individual will not cause us to violate any corporate governance requirements of any securities exchange or other trading facility on which our securities may then be listed or traded that listed or traded companies must have a majority of independent directors.  Upon any termination of the right of the holders of SBLF Preferred Stock to vote for directors as described above, the Preferred Directors will cease to be qualified as directors, the term of office of all Preferred Directors then in office will terminate immediately and the authorized number of directors will be reduced by the number of Preferred Directors previously elected.  Any Preferred Director may be removed at any time, with or without cause, and any vacancy created thereby may be filled, only by the affirmative vote of the holders of a majority of the then-outstanding shares of SBLF Preferred Stock, voting separately as a class.  If the office of any Preferred Director becomes vacant for any reason other than removal from office, the holders of a majority of the outstanding shares of SBLF Preferred Stock, voting as a single class, may choose a successor to serve for the remainder of the unexpired term of the vacant directorship.

In addition to any other vote or consent required by law or by our charter, the written consent of (x) Treasury, if Treasury holds any shares of Designated Preferred Stock, or (y) the holders of a majority of the outstanding shares of SBLF Preferred Stock, voting as a single class, if Treasury does not hold any shares of SBLF Preferred Stock, is required in order to do the following:

•
amend our charter or the articles supplementary for the SBLF Preferred Stock to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of stock ranking senior to the SBLF Preferred Stock with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of Great Southern Bancorp;

•
amend our charter or the articles supplementary for the SBLF Preferred Stock in a way that materially and adversely affect the rights, preferences, privileges or voting powers of the SBLF Preferred Stock;

•
consummate a binding share exchange or reclassification involving the SBLF Preferred Stock or a merger or consolidation of Great Southern Bancorp with another entity, unless (i) the shares of SBLF Preferred Stock remain outstanding or, in the case of a merger or consolidation in which Great Southern Bancorp is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the shares of SBLF Preferred Stock remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions, that are the same as the rights, preferences, privileges and voting powers, and limitations and restrictions of the SBLF Preferred Stock immediately prior to consummation of the transaction, taken as a whole;

•
sell all, substantially all or any material portion of, the assets of Great Southern Bancorp, if the SBLF Preferred Stock will not be redeemed in full contemporaneously with the consummation of such sale; or

•
consummate a Holding Company Transaction (as defined below), unless as a result of the Holding Company Transaction each share of SBLF Preferred Stock will be converted into or exchanged for one share with an equal liquidation preference of preference securities of Great Southern Bancorp or the acquiror (the “Holding Company Preferred Stock”).  Any such Holding Company Preferred Stock must entitle its holders to dividends from the date of issuance of such stock on terms that are equivalent to the terms of the SBLF Preferred Stock, and must have such other rights, preferences, privileges and voting powers, and limitations and restrictions that are the same as the rights, preferences, privileges and voting powers, and limitations and restrictions of the SBLF Preferred Stock immediately prior to such conversion or exchange, taken as a whole;

provided, however, that (1) any increase in the amount of our authorized shares of preferred stock, and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the SBLF Preferred Stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative, and the distribution of assets upon the liquidation, dissolution or winding up of Great Southern Bancorp, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the SBLF Preferred Stock and will not require the vote or consent of the holders of the SBLF Preferred Stock.

A “Holding Company Transaction” means the occurrence of (a) any transaction that results in a person or group (i) becoming the direct or indirect ultimate beneficial owner of common equity of Great Southern Bancorp representing more than 50% of the voting power of the outstanding shares of our common stock or (ii) being otherwise required to consolidate Great Southern Bancorp for GAAP purposes, or (b) any consolidation or merger of Great Southern Bancorp or similar transaction or any sale, lease or other transfer in one transaction or a series of related transactions of all or substantially all of our consolidated assets to any person other than one of our subsidiaries; provided that, in the case of either clause (a) or (b), Great Southern Bancorp or the acquiror is or becomes a bank holding company or savings and loan holding company.

To the extent holders of the SBLF Preferred Stock are entitled to vote, holders of shares of the SBLF Preferred Stock will be entitled to one for each share then held.

The voting provisions described above will not apply if, at or prior to the time when the vote or consent of the holders of the SBLF Preferred Stock would otherwise be required, all outstanding shares of the SBLF Preferred Stock have been redeemed by us or called for redemption upon proper notice and sufficient funds have been deposited by us in trust for the redemption.

DESCRIPTION OF DEPOSITARY SHARES

Pursuant to the securities purchase agreement between us and Treasury, we have agreed, if requested by Treasury, to enter into a depositary arrangement pursuant to which the shares of SBLF Preferred Stock may be deposited and depositary shares, each representing a fraction of a share of SBLF Preferred Stock as specified by Treasury, may be issued.  The Shares of SBLF Preferred Stock would be held by a depositary (expected to be a bank or trust company) reasonably acceptable to Treasury.  If we enter into such a depositary arrangement, the selling securityholders would be offering depositary shares, each representing a fraction of a share of SBLF Preferred Stock, instead of actual whole shares of SBLF Preferred Stock.  The actual terms of any such depositary arrangement would be set forth in a deposit agreement to which we would be a party, which would be attached as an exhibit to a filing by us that would be incorporated by reference into this prospectus.   See “Where You Can Find More Information.”

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of:

•	20,000,000 shares of common stock, par value $.01 per share; and

•	1,000,000 shares of preferred stock, par value $.01 per share.

Our charter authorizes our Board of Directors to classify or reclassify any unissued shares of capital stock from time to time into one or more classes or series of stock by setting or changing in one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of such shares.  Our charter provides by its terms that it may be amended by action of our board of directors without a stockholder vote to change the number of shares of authorized capital stock.  As of September 13, 2011, there were 13,470,464 shares of common stock issued and outstanding and 57,943 shares of preferred stock issued and outstanding, all of which consisted of our SBLF Preferred Stock.

Common Stock

General. Except as described below under “- Anti-takeover Effects -- Voting Limitation,” each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders.  There are no cumulative voting rights.  Subject to preferences to which holders of any shares of preferred stock may be entitled, holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose.  In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment or provision for payment of our debts and other liabilities, and the satisfaction of the liquidation preferences of the holders of the SBLF Preferred Stock and any other series of our preferred stock then outstanding.  Holders of common stock have no preemptive or conversion rights or other subscription rights.  There are no redemption or sinking fund provisions that apply to the common stock. All shares of common stock currently outstanding are fully paid and nonassessable.  The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Subject to preferences to which holders of the SBLF Preferred Stock and any shares of preferred stock then outstanding may be entitled, holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment or provision for payment of our debts and other liabilities, and the satisfaction of the liquidation preferences of the holders of the SBLF Preferred Stock and any other series of our preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights under our charter or Maryland law except as we may agree to provide to them.  There are no redemption or sinking fund provisions that apply to the common stock.  All shares of common stock currently outstanding are fully paid and nonassessable.  The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of the SBLF Preferred Stock and the shares of any series of preferred stock that we may designate in the future.

Restrictions on Dividends and Repurchases. The terms of the SBLF Preferred Stock place certain restrictions on our ability to pay dividends on and repurchase common stock.  See “Description of SBLF Preferred Stock - Restrictions on Dividends and Repurchases.”

Preferred Stock

Our charter permits our board of directors to authorize the issuance of up to 1,000,000 shares of preferred stock, par value $0.01, in one or more series, without stockholder action.  The board of directors can fix the designation, powers, preferences and rights of each series.  Therefore, without approval of the holders of our common stock or the SBLF Preferred Stock (except as may be required under the terms of the SBLF Preferred Stock (see “Description of SBLF Preferred Stock - Voting Rights”) or by the rules of the Nasdaq Stock Market or any other exchange or market on which our securities may then be listed or quoted), our Board of Directors may authorize the issuance of preferred stock with voting, dividend, liquidation and conversion and other rights that could dilute the voting power or other rights or adversely affect the market value of our common stock and the SBLF Preferred Stock and may assist management in impeding any unfriendly takeover or attempted change in control.  See “- Anti-Takeover Effects -- Authorized Shares.”

For a description of the terms of the SBLF Preferred Stock, see “Description of SBLF Preferred Stock.”

Anti-takeover Effects

The provisions of our charter and bylaws summarized in the following paragraphs may have anti-takeover effects and could delay, defer, or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders, and may make removal of the incumbent management and directors more difficult.

Authorized Shares.  Our charter currently authorizes the issuance of 20,000,000 shares of common stock and 1,000,000 shares of preferred stock.  Our charter authorizes our board of directors to classify or reclassify any unissued shares of capital stock from time to time into one or more classes or series of stock by setting or changing in one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of such shares.  We are authorized under our charter to issue additional shares of capital stock, up to the amount authorized, generally without stockholder approval.  In addition, our charter provides by its terms that it may be amended by our board of directors, without a stockholder vote, to change the number of shares of capital stock authorized.  The unissued shares of stock the board is authorized to issue, and the power of the board to increase the number of authorized shares without a stockholder vote, provide our board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions and other transactions.  However, these additional authorized shares may also be used by the board of directors consistent with its fiduciary duties, to deter future attempts to gain control of us.  The board of directors also has sole authority to determine the terms of any one or more series of preferred or other stock, including voting rights, conversion rates, and liquidation preferences (except to the extent the holders of the SBLF Preferred Stock are entitled to vote on the matter; see “Description of SBLF Preferred Stock—Voting Rights”).   As a result of the ability to fix voting rights for a series of preferred stock, the board has the power, to the extent consistent with its fiduciary duties, to issue a series of preferred stock to persons friendly to the incumbent management and directors in order to attempt to block a tender offer, merger or other unsolicited transaction by which a third party seeks control of us.

Voting Limitation.   Our charter generally prohibits any stockholder that beneficially owns more than 10% of the outstanding shares of our common stock from voting shares in excess of this limit.  This provision would limit the voting power of a beneficial owner of more than 10% of our outstanding shares of common stock in a proxy contest or on other matters on which such person is entitled to vote.

The Maryland General Corporation Law contains a control share acquisition statute which, in general terms, provides that where a stockholder acquires issued and outstanding shares of a corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-tenth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval by stockholders of the control share acquisition must be obtained before the acquiring stockholder may vote the control shares.  The required stockholder vote is two-thirds of all votes entitled to be cast, excluding “interested shares,” defined as shares held by the acquiring person, officers of the corporation and employees who are also directors of the corporation.  A corporation may, however, opt-out of the control share statute through a charter or bylaw provision, which we have done pursuant to our charter.  Accordingly, the Maryland control share acquisition statute does not apply to acquisitions of shares of our common stock.  Though not anticipated, we could seek stockholder approval of a charter amendment to eliminate the opt-out provision; such an amendment would require a supermajority vote.  See “- Amendment of Charter and Bylaws.”

Board of Directors.  Except with respect to any directors who may be elected by any class or series of preferred stock, our board of directors is divided into three classes, each of which contains one-third of the members of the board.  The members of each class are elected for a term of three years, with the terms of office of all members of one class expiring each year so that approximately one-third of the total number of directors is elected each year.  The classification of directors, together with the provisions in our charter described below that limit the ability of stockholders to remove directors and that permit only the remaining directors to fill any vacancies on the board of directors, have the effect of making it more difficult for stockholders to change the composition of the board of directors. As a result, at least two annual meetings of stockholders will be required for the stockholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of stockholders believe that such a change would be desirable.  Our charter provides that stockholders may not cumulate their votes in the election of directors.

Our bylaws provide that we will have the number of directors fixed from time to time by our board of directors by a vote of a majority of the board.  Great Southern Bancorp currently has eight directors.  Our charter and bylaws also provide that, subject to the rights of the holders of any series of preferred stock then outstanding, vacancies in the board of directors may be filled by a majority vote of the directors then in office, though less than a quorum, and any director so chosen shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred.  Our charter provides that, subject to the rights of the holders of any series of preferred stock then outstanding, directors may be removed from office only for cause and only by the vote of the holders of at least 80% of the combined voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

The foregoing description of our board of directors does not apply with respect to directors that may be elected by the holders of the SBLF Preferred Stock in the event we do not pay dividends on the SBLF Preferred Stock for six or more dividend periods.  See “Description of SBLF Preferred Stock - Voting Rights.”

Special Meetings of Stockholders.  Our bylaws provide that special meetings of stockholders may be called by our President or our board of directors by vote of a majority of the whole board (meaning the total number of directors we would have if there were no vacancies).  Our bylaws also provide that a special meeting of stockholders shall be called by our Secretary on the written request of stockholders entitled to cast at least a majority of all votes entitled to be cast at the meeting.

Action by Stockholders Without A Meeting.  Our bylaws provide that, except as described in the following sentence, any action required or permitted to be taken at a meeting of stockholders may instead be taken without a meeting if a unanimous consent which sets forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter.  Our bylaws also provide that, unless our charter provides otherwise, the holders of any class of our stock, other than common stock, that is entitled to vote generally in the election of directors may act without a meeting by delivering a consent in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to approve the action at a meeting of stockholders if we give notice of the action so taken to each stockholder within ten days after the action is taken.

Business Combinations With Certain Persons.  Our charter provides that certain business combinations (for example, mergers, share exchanges, significant asset sales and significant stock issuances) involving “interested stockholders” of Great Southern Bancorp require, in addition to any vote required by law, the approval of the holders of at least 80% of the voting power of the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, unless either (i) a majority of the disinterested directors have approved the business combination or (ii) certain fair price and procedure requirements are satisfied.  An “interested stockholder” generally means a person who is a greater than 10% stockholder of Great Southern Bancorp or who is an affiliate of Great Southern Bancorp and at any time within the past two years was a greater than 10% stockholder of Great Southern Bancorp.

The Maryland General Corporation Law contains a business combination statute that prohibits a business combination between a corporation and an interested stockholder (one who beneficially owns 10% or more of the voting power) for a period of five years after the interested stockholder first becomes an interested stockholder, unless the transaction has been approved by the board of directors before the interested stockholder became an interested stockholder or the corporation has exempted itself from the statute pursuant to a charter provision. After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested stockholder unless (i) the transaction has been recommended by the board of directors and (ii) the transaction has been approved by (a) 80% of the outstanding shares entitled to be cast and (b) two-thirds of the votes entitled to be cast other than shares owned by the interested stockholder.  This approval requirement need not be met if certain fair price and terms criteria have been satisfied.  We have opted-out of the Maryland business combination statute through a provision in our charter.

Amendment of Charter and Bylaws.   Our charter generally may be amended upon approval by the Board of Directors and the holders of a majority of the outstanding shares of our common stock.  The amendment of certain provisions of our charter, however, requires the vote of the holders of at least 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.  These include provisions relating to: the issuance of preferred stock; voting limitations on greater than 10% stockholders; the number, classification, election and removal of directors; certain business combinations with greater than 10% stockholders; the prevention of greenmail, indemnification of directors and officers and limitations on director and officer liability; and amendments to our charter and bylaws.

Our bylaws may be amended either by the board of directors, by a vote of a majority of the whole board, or by our stockholders, by the vote of the holders of at least 80% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Advance Notice Provisions.  Our bylaws provide that we must receive written notice of any stockholder proposal for business at an annual meeting of stockholders not less than 90 days or more than 120 days before the anniversary of the preceding year’s annual meeting.  If the date of the current year annual meeting is advanced by more than 20 days or delayed by more than 60 days from the anniversary date of the preceding year’s annual meeting, we must receive written notice of the proposal no earlier than the close of business on the 120th day prior to the date of the annual meeting and no later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which notice of the date of the meeting is mailed or public announcement of the date of the meeting date is first made, whichever occurs first.

Our bylaws also provide that we must receive written notice of any stockholder director nomination for a meeting of stockholders not less than 90 days or more than 120 days before the date of the meeting.  If, however, less than 100 days’ notice or prior public announcement of the date of the meeting is given or made to stockholders, we must receive notice of the nomination no later than the tenth day following the day on which notice of the date of the meeting is mailed or public announcement of the date of the meeting date is first made, whichever occurs first.

SELLING SECURITYHOLDERS

The selling securityholders may include (i) Treasury, which acquired all of the shares of SBLF Preferred Stock from us on August 18, 2011 in a private placement exempt from the registration requirements of the Securities Act of 1933, and (ii) any other person or persons holding shares of SBLF Preferred Stock or depositary shares evidencing fractional interests in shares of SBLF Preferred Stock to whom Treasury has transferred its registration rights under the terms of the securities purchase agreement between us and Treasury.  Treasury is required to notify us in writing of any such transfer of its registration rights within ten days after the transfer, including the name and address of the transferee and the number and type of securities with respect to which the registration rights have been assigned.  As of the date of this prospectus, Treasury has not notified us of any such transfer.  Accordingly, we believe that Treasury currently holds record and beneficial ownership of 100% of the outstanding shares of the SBLF Preferred Stock.

The securities to be offered under this prospectus for the account of the selling securityholders are 57,943 shares of SBLF Preferred Stock, representing 100% of the shares of SBLF Preferred Stock outstanding on the date of this prospectus, or, in the event Treasury requests that we deposit the shares of SBLF Preferred Stock with a depositary in accordance with the securities purchase agreement between us and Treasury, depositary shares evidencing fractional share interests in such shares of SBLF Preferred Stock.

For purposes of this prospectus, we have assumed that, after completion of the offering, none of the securities covered by this prospectus will be held by the selling securityholders.

We do not know when or in what amounts the selling securityholders may offer the securities for sale. The selling securityholders might not sell any or all of the securities offered by this prospectus.  Because the selling securityholders may offer all or some of the securities pursuant to this offering, and because, to our knowledge, no sale of any of the securities is currently subject to any agreements, arrangements or understandings, we cannot estimate the number of the securities that will be held by the selling securityholders after completion of the offering.

The only potential selling securityholder whose identity we are currently aware of is Treasury.  Other than with respect to Treasury’s acquisition of the SBLF Preferred Stock from us pursuant to the SBLF program and our prior participation in Treasury’s TARP Capital Purchase Program, Treasury has not had a material relationship with us.

Information about the selling securityholders may change over time and changed information will be set forth in supplements to this prospectus if and when necessary.

PLAN OF DISTRIBUTION

The selling securityholders may sell all or a portion of the securities beneficially owned by them and offered by this prospectus from time to time directly or through one or more underwriters, broker-dealers or agents.  If securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.  The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions.  The selling securityholders may use any one or more of the following methods when selling shares:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling securityholders may also sell securities under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling securityholders may arrange for other brokers-dealers to participate in sales. If the selling securityholders effect such transactions by selling securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of the securities for whom they may act as agent or to whom they may sell as principal.  These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent will be in amounts to be negotiated, which are not expected to be in excess of those customary in the types of transactions involved.

In connection with sales of securities, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging in positions they assume. The selling securityholders may also sell securities short and if such short sale shall take place after the date that the registration statement of which this prospectus is a part is declared effective by the SEC, the selling securityholders may deliver securities covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling securityholders may also loan or pledge securities to broker-dealers that in turn may sell such shares. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling securityholders may pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the securities from time to time pursuant to this prospectus or any amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the identification of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate the securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling securityholders and any broker-dealer participating in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.  At the time a particular offering of securities is made, a prospectus supplement, if required, will be distributed which will set forth (i) the name of each such selling securityholder and of the participating broker-dealer(s), (ii) the number of securities involved, (iii) the price at which such securities were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, and (v) any other facts material to the transaction.

The aggregate proceeds to the selling securityholders from the sale of the securities will be the purchase price of the securities less discounts and commissions, if any.

Under the securities laws of some states, the securities covered by this prospectus may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling securityholder will sell any or all of the securities registered pursuant to the registration statement of which this prospectus forms a part.

If a selling securityholder uses this prospectus for any sale of securities, it will be subject to the prospectus delivery requirements of the Securities Act.  The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of securities to engage in market-making activities with respect to such securities.  All of the foregoing may affect the marketability of the securities covered by this prospectus and the ability of any person or entity to engage in market-making activities with respect to such securities.

Pursuant to the securities purchase agreement between us and Treasury, we will pay substantially all expenses of the registration of the securities covered by this prospectus, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling securityholder will pay all underwriting discounts and selling commissions, if any.  We will indemnify the selling securityholders against liabilities, including some liabilities under the Securities Act, in accordance with the securities purchase agreement between us and Treasury, or the selling securityholders will be entitled to contribution.   We have agreed under the securities purchase agreement between us and Treasury to cause such of our directors and senior executive officers to execute customary lock-up agreements in such form and for such time period up to 90 days as may be requested by a managing underwriter with respect to an underwritten offering of securities covered by this prospectus.

We do not intend to apply for listing of the SBLF Preferred Stock on any securities exchange or for inclusion of the SBLF Preferred Stock in any automated quotation system.  No assurance can be given as to the liquidity of the trading market, if any, for the SBLF Preferred Stock.

LEGAL MATTERS

The validity of the securities offered by this prospectus has been passed upon for us by Silver, Freedman & Taff, L.L.P, Washington, D.C.

EXPERTS

The consolidated financial statements of Great Southern Bancorp as of December 31, 2010 and 2009, and for each of the years in the three year period ended December 31, 2010, have been incorporated by reference herein in reliance upon the report of BKD, LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

57,943 Shares of Senior Non-Cumulative Perpetual Preferred Stock, Series A,
Liquidation Preference $1,000 per Share
(or Depositary Shares Evidencing Fractional Interests in Such Shares)

Great Southern Bancorp, Inc.

_______________________________

PROSPECTUS
___________________________

                     , 2011

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities covered by the registration statement of which this prospectus is a part.  Great Southern Bancorp, Inc. (the “Company”) will bear all of these expenses.

Registration fee under the Securities Act	$6,727
Legal fees and expenses*	$50,000
Accounting fees and expenses*	$15,000
Printing and other miscellaneous fees and expenses*	$10,000
Total	$81,727

*Estimated solely for the purpose of this Item.  Actual expenses may be more or less.

Item 15. Indemnification of Officers and Directors

Section 2-405.2 of the Maryland General Corporation Law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for monetary damages except:  (1) to the extent it is proven that the director or officer actually received an improper benefit or profit, for the amount of the improper benefit or profit; or (2) to the extent a final judgment or adjudication against the director or officer is based on a determination that the director’s or officer’s act or failure to act was the result of active and deliberate dishonesty and was material to the cause of action against the director or officer.  The Company’s charter contains such a provision, thereby limiting the liability of its directors and officers to the maximum extent permitted by Maryland law.

Section 2-418 of the Maryland General Corporation Law permits a Maryland corporation to indemnify a director or officer who is made a party to any proceeding by reason of service in that capacity against judgments, penalties, fines, settlements and reasonable expenses actually incurred unless it is proven that: (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or with active and deliberate dishonesty; (2) the director or officer actually received an improper personal benefit; or (3) in the case of a criminal proceeding, the director or officer had reason to believe that his conduct was unlawful.  The Maryland General Corporation Law provides that where a director or officer is a defendant in a proceeding by or in the right of the corporation, the director or officer may not be indemnified if he or she is found liable to the corporation.  The Maryland General Corporation Law also provides that a director or officer may not be indemnified in respect of any proceeding alleging improper personal benefit in which he or she was found liable on the grounds that personal benefit was improperly received.  A director or officer found liable in a proceeding by or in the right of the corporation or in a proceeding alleging improper personal benefit may petition a court to nevertheless order indemnification of expenses if the court determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

Section 2-418 of the Maryland General Corporation Law provides that unless limited by the charter of a Maryland corporation, a director or an officer who is successful on the merits or otherwise in defense of any proceeding must be indemnified against reasonable expenses.  Section 2-418 also provides that a Maryland corporation may advance reasonable expenses to a director or an officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by the director or officer or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Company’s charter provides for indemnification of directors and officers to the maximum extent permitted by the Maryland General Corporation Law.

Under a directors’ and officers’ liability insurance policy, directors and officers of the Company are insured against certain liabilities.

Item 16. Exhibits

The following exhibits are filed with or incorporated by reference into this registration statement:

Exhibit Number	Description of Document

3.1	Charter of the Company(1)

3.2	Articles Supplementary to the Charter of the Company containing the terms of the Company’s Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A(2)

3.3	Articles Supplementary to the Charter of the Company containing the terms of the Company’s SBLF Preferred Stock(3)

3.4	Bylaws of the Registrant(4)

4.1	Form of certificate evidencing the Company’s SBLF Preferred Stock(3)

5.1	Opinion of Silver, Freedman & Taff, L.L.P.

10.1	Small Business Lending Fund – Securities Purchase Agreement with the Treasury dated August 18, 2011(3)

12.1	Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirement

23.1	Consent of BKD, LLP

23.2	Consent of Silver, Freedman & Taff, L.L.P. (contained in its opinion filed as Exhibit 5.1)

24.1	Power of attorney (contained in the signature page of the registration statement)
_____________________________
(1)	Attached as an appendix to the Company’s definitive proxy statement on Schedule 14A filed on March 31, 2004 and incorporated herein by reference.
(2)	Attached as an exhibit to the Current Report on Form 8-K filed by the Company on December 9, 2008 and incorporated herein by reference.
(3)	Attached as an exhibit to the Current Report on Form 8-K filed by the Company on August 18, 2011 and incorporated herein by reference.
(4)	Attached as an exhibit to the Current Report on Form 8-K/A filed by the Company on October 19, 2007 and incorporated herein by reference.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that Paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of an undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of an undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Springfield, State of Missouri, on the 16th day of September, 2011.

GREAT SOUTHERN BANCORP, INC.

By:	/s/ Joseph W. Turner
Joseph W. Turner
President and Chief Executive Officer
(Duly Authorized Representative)

POWER OF ATTORNEY

Each person whose signature appears below appoints Joseph W. Turner and Rex A. Copeland or either of them, as his or her  true and lawful attorney-in-fact and agent, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorney-in fact and agent may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Joseph W. Turner	/s/ Rex A. Copeland
Joseph W. Turner	Rex A. Copeland
President, Chief Executive Officer; Director (Principal Executive Officer)	Treasurer (Principal Financial and Accounting Officer)
Date: September 16, 2011	Date: September 16, 2011

/s/ William V. Turner	/s/ William E. Barclay
William V. Turner	William E. Barclay
Chairman of the Board	Director
Date: September 16, 2011	Date: September 16, 2011

/s/ Larry D. Frazier	/s/
Larry D. Frazier	Thomas J. Carlson
Director	Director
Date: September 16, 2001	Date: September 16, 2011

/s/ Julie T. Brown	/s/ Grant Q. Haden
Julie T. Brown	Grant Q. Haden
Director	Director
Date: September 16, 2011	Date: September 16, 2011

/s/ Earl A. Steinert, Jr.
Earl A. Steinert, Jr.
Director
Date: September 16, 2011

EXHIBIT INDEX

The following exhibits are filed with this registration statement:

Exhibit Number	Description of Document

5.1	Opinion of Silver, Freedman & Taff, L.L.P.

12.1	Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirement

23.1	Consent of BKD, LLP

23.2	Consent of Silver, Freedman & Taff, L.L.P. (contained in its opinion filed as Exhibit 5.1)

24.1	Power of attorney (contained in the signature page of this registration statement)